Consonus Technologies, Inc.
301 Gregson Drive
Cary, North Carolina 27511

August 12, 2008

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, DC 20549
USA

Consonus Technologies, Inc.
Registration Statement on Form S-1
Registration Statement No. 333-142635

Ladies and Gentlemen:

        Consonus Technologies, Inc. (the "Company") hereby requests that (i) the effective date of the above-referenced Registration Statement on Form S-1 (the "Registration Statement") and (ii) the effective date of the Company's Registration Statement on Form 8-A be accelerated to August 12, 2008 at 5:00 p.m. Eastern Time, or as soon thereafter as may be practicable.

        We understand that the staff of the Securities and Exchange Commission (the "Staff") will consider this request as confirmation by the Company of its awareness of its responsibilities under the Federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

        The Company hereby acknowledges:

  •
  Should the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Staff from taking any action with respect to the filing;

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  The action of the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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  The Company may not assert this action as a defense in any proceeding initiated by the Staff or any person under the federal securities laws of the United States.

        Please contact the undersigned if you wish to discuss the foregoing.

Yours truly,
Consonus Technologies, Inc.
By:	/s/ MICHAEL G. SHOOK Name: Michael G. Shook Title: Chief Executive Officer